Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 333-85906)

FY 2002 Q4 EARNINGS CONFERENCE CALL
JULY 29, 2002 @ 4:30 P.M. EST

Mark Weinswig:

We would first like to clearly note that during this conference call, participants from Avanex may make forward-looking statements, including forward-looking statements regarding new product and technology initiatives, new project designs, our expected results for our fiscal first quarter, prevailing market conditions, our ability to successfully introduce new products and the proposed merger with Oplink. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry, and in particular, the optical networks industry, the Company’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, any slowdown or deferral of new orders for our products, higher than anticipated expenses the Company may incur in future quarters or the inability to identify expenses which can be eliminated, the impact of the Company’s restructuring on its ability to achieve increased efficiencies in its operations and the possibility that the proposed merger with Oplink may not close, or that the closing may be delayed. In addition, please refer to the risk factors contained in the Company’s SEC filings including the Company’s

Registration Statement on Form S-4 filed with the SEC on July 15, 2002.

Now let me turn it over to Paul Engle, President and CEO of Avanex.

Paul Engle:

Good afternoon ladies and gentlemen and thank you for being with us today.

I will begin by outlining our fourth quarter results and then discuss some of the actions that we’ve taken in the last fiscal year to increase our position in the marketplace.

During the fourth quarter, Avanex recognized revenues of $8 million, a $2.2 million decline from the prior quarter. The decrease in revenues was across the board as carriers reduced capital spending and systems integrators used additional existing inventories to meet demand.

For the fourth quarter, we reported a loss per share, excluding special items, of 16 cents on a basic and diluted share basis compared to negative 11 cents for the prior quarter.

From a customer perspective, we recognized revenue from 10 customers in the fourth quarter, consistent with the prior quarter. From a product perspective, our revenues from our PowerMux and PowerExchanger families were almost 70% of revenues. In addition, I am pleased to announce that we began shipments of our new PowerShaper FDS product during the most recent quarter. Although shipments for Powershaper FDS, were small, I am encouraged by the feedback we have received from customers and I believe that we can gain additional traction in 2003. Finally, our business from metro products remained strong at over two-thirds of total revenues.

Now I would like to focus on our fiscal 2002 results. During the past 12 months, Avanex made significant strides to improve our competitive position in several areas, including product development, sales and marketing, and our financial condition.

On the product development front, during fiscal year 2002, Avanex significantly improved its technology and product positioning through internal developments and external partnerships. For example, we successfully developed the PowerMux NXG interleaver, which we believe is the highest performing interleaver on the market today. In addition, we developed our PowerExchanger smart OADM with built in attenuation functionality, and completed the new PowerShaper FDS product designed for 10G systems. The PowerShaper FDS is a micro optics-based chromatic dispersion compensation and slope compensating module with a smaller footprint and better performance than competing products.

I am pleased to announce that during this latest quarter we shipped all three of these products to customers.

In addition to our internal developments, we have also invested in technology through external partnerships. For example, we acquired LambdaFlex just 9 months ago and, we are already seeing strong positive interest from several customers. In addition, we are in beta testing with two of these products: the PowerRouter, an optical wavelength router, and PowerLeveler, a dynamic gain equalizer. We expect to begin the first shipments of these products by the end of the calendar year.

When we acquired LambdaFlex we had a vision of the network of the future. We believed that tomorrow’s network would utilize reconfigurability and flexibility to significantly lower network operating costs while increasing performance. Based on the feedback we have received from our customers, our vision is becoming a reality.

In the future, we will continue to invest in developing new technologies and products as we focus on remaining a leader in the field of photonics. As we have said previously, we believe that only those companies who utilize resources to strengthen their technology profile will be able to distinguish themselves and gain market traction in the future.

On the sales and marketing front, we have made significant strides with customers during the past year. For example, we diversified our customer base, increased traction with existing customers, and strengthened our metro business.

On the customer front, during fiscal 2002, we recognized revenue from 20 customers. Four of those customers were greater than 10% customers for the fiscal year, Cisco, Fujitsu, Nortel and WorldCom.

As a sidebar, I would like to emphasize our relationship with Cisco. In fiscal 2001, Cisco was just 2% of total revenues. In fiscal 2002, Cisco was our largest customer.

Now I would like to take a few moments to elaborate on our relationship with WorldCom. In fiscal 2000, WorldCom was our largest customer. By the fourth quarter of fiscal 2002, WorldCom was less than 15% of total revenues, as we strengthened our business with systems integrators, such as Alcatel, Cisco, Fujitsu, and Nortel. While we would expect to have future business with WorldCom, we are currently excluding any potential business from our model for conservatism.

During fiscal 2002, over 70% of our revenues were for metro applications, up from 35% in 2001.

From a financial standpoint, we realized significant cost savings in 2002 from our previous restructuring efforts. These actions helped us to lower our break even rate and improve our bottom line. As a reminder, in July 2001, we announced further restructuring initiatives to lower our headcount and close down certain underutilized facilities. These initiatives helped lower our cash break even point from 35 million to 22 million per quarter.

Thank you.

Now let me turn it over to Jessy for a detailed discussion of the financials.

Jessy Chao:

Thank you Paul.

Please note that all of my statements today exclude any financial effects for the proposed Avanex/Oplink merger.

In the fourth quarter of fiscal year 2002, we reported 8 million dollars in revenue. This was a sequential decrease of $2.2 million or 22% from the prior quarter.

For the full fiscal year 2002, we reported 33.7 million dollars in revenue, compared to 131 million dollars in fiscal 2001.

GAAP gross margins were 21.3% for the fourth quarter, compared to 28.1% in the previous quarter. Our Q4 gross margins included a $1.9 million benefit from the recovery of previously written-off inventory and a $600 thousand benefit from the settlement of non-cancelable purchase commitment, offset by an additional $400 thousand excess inventory charge and a $100 thousand non cash charge for stock compensation. Excluding these special items, our gross margins would have been negative 2.8%, which compared to positive 18.1 % in the prior quarter.

Avanex continues to have underutilized manufacturing capacity. As we have said previously, low revenue or, in other words, low production volume negatively affects our gross margins.

Our fourth quarter operating expenses, excluding the special items listed in today’s news release, increased to roughly 10.8 million dollars, compared to 10.2 million dollars in the previous quarter.

Research & development expenses increased slightly from the prior quarter to $6.5 million from $6.4 million

SG&A expenses increased roughly 460 thousand dollars to 4.3 million dollars. As a percentage of revenue, our SG&A expenses in the fourth quarter were increased from 38% to 54% due to lower revenue base. One-time integration activity for the proposed Avanex/Oplink merger was the main reason behind the increase in SG&A expenses in the fourth quarter.

In the fourth quarter of fiscal 2002, we reported a loss per share, excluding special items, of 16 cents on a basic and diluted share basis compared to 11 cents for the prior quarter. Including the special items, the loss per share was 19 cents in the fourth quarter. On an annual basis, we reported a loss per share, excluding special items, of 49 cents on a basic and diluted share basis compared to positive diluted earning of 5 cents for the prior year. Including the special items, the loss per share was one dollar 29 cents in fiscal 2002, compared to two dollars 7 cents.

Now, let me discuss the balance sheet with you.

Our cash and investments balance was $177 million at the end of the quarter. During the fourth quarter, we paid off $3 million in debt obligations and $1 million for restructuring, as well as increased working capital by roughly $4 million . As we have said previously, we expect our operating cash burn rate to be under $10 million per quarter, on a stand-alone basis.

Finally, our days sales outstanding was 41 days and inventory turns in the fourth quarter were roughly 6 times. We have reserved for all outstanding receivables relating to WorldCom.

I will now turn you back over to Paul to discuss the company’s outlook.

Paul Engle:

Thank you Jessy.

Regarding our business outlook, due to the current market conditions, it remains very difficult to provide guidance at this time. Market lead times have decreased dramatically, reducing visibility and making it more challenging for us to accurately forecast demand.

While we all recognize that the optical networking industry remains very challenging, we believe that the long term demand for optical networking remains strong. Even in this very challenging business environment, our optimism is due to strong underlying business fundamentals that we are still seeing today. My optimism is because end user demand is expanding, evidenced by strong internet traffic growth, a flood of new data intensive applications for wireless devices that are gaining traction and an increase in broadband connectivity to homes and offices, such as DSL and cable. In summary, bandwidth consumption continues to rise, which is an encouraging sign for the long term health of this industry.

This brings me to my next point: the optical networking industry is currently undergoing a transformation process as many carriers and equipment providers face financial difficulties and work to reinvent themselves through consolidation and restructuring.

We believe that those companies that take this time to better position themselves for the future will be the winners. It is apparent that this business will improve one day, and we are working hard to put Avanex on the forefront of that recovery, when it occurs.

As the telecommunications sector evolves, we are taking this opportunity to transform Avanex. By further distancing ourselves from our competitors, we believe that we will increase our market presence and thereby enhance shareholder value.

In addition, we are working today to exploit sales opportunities to maximize our revenues and market presence. Our customers want us to be their strategic supplier for optical subsystems, modules and components.

From a financial standpoint, we continue to drive the process of lowering our cost structure and improving our efficiency.

And finally, we are moving strategically to increase our market position, such as through the LambdaFlex acquisition and proposed Avanex/Oplink merger.

In conclusion, we believe that by implementing our strategy, we will be a market leader.

Now I would like to take a few minutes to discuss the Avanex/Oplink merger.

First, we have scheduled the shareholder vote for August 15th, after which, we expect the merger to close and we will begin operating as one company.

Second, the management teams of both companies believe that this merger is in the best interests of our shareholders and customers. The combined company will be a market leader with leading edge technology, a broad product portfolio, a low-cost structure, a diversified customer base and a very strong financial position.

Third, we have already begun the process of identifying integration opportunities and we believe that there are many areas for collaboration.

Finally, we will hold a conference call after the merger closes to discuss the new Avanex in more detail and answer any questions that our investors and analysts have concerning the combined entity.

Thank you ladies and gentlemen.

Before we begin today’s Q&A section, I am pleased to announce that we have Fred Fromm, President and CEO of Oplink, and Walter Alessandrini, Chairman of Avanex, on this call to assist us in any questions you may have concerning the merger.

Operator, we are now ready to answer questions.

[Question and Answer Period]

Additional information about the merger and where to find it.

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of Avanex and Oplink are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 15, 2002 and any other relevant materials filed by Avanex and Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Avanex or Oplink with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the materials filed with the SEC by Avanex and Oplink by contacting Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the definitive joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.